CUSIP No. 92243G108	SCHEDULE 13G/A	Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

SCHEDULE 13G/A

_________________

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vaxcyte, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

92243G108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92243G108	SCHEDULE 13G/A	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Roche Finance Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 2,334,113
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 2,334,113
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,113
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92243G108	SCHEDULE 13G/A	Page 3 of 6

1.	NAMES OF REPORTING PERSONS Roche Holding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 2,334,113
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 2,334,113
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,113
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92243G108	SCHEDULE 13G/A	Page 4 of 6

Item 1(a).	Name of Issuer:

Vaxcyte, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

353 Hatch Drive, Foster City, California 94404

Item 2.

(a) Name of Person Filing: Roche Finance Ltd and Roche Holding Ltd

(b) Address or principal business office or, if none, residence:

Roche Finance Ltd: Grenzacherstrasse 122, 4070 Basel, Switzerland.

Roche Holding Ltd: Grenzacherstrasse 124, 4070 Basel, Switzerland.

(c) Citizenship:

Roche Finance Ltd: Switzerland

Roche Holding Ltd: Switzerland

(d) Title of Class of Securities: Common Stock, $0.001 par value per share.

(e) CUSIP No.: 92243G108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Each of the Reporting Persons may be deemed to beneficially own 2,334,113 shares of Common Stock.*

(b)	Percent of Class: Each Reporting Person may be deemed to beneficially own 4.4%, based on 52,785,136 shares of Common Stock outstanding as of November 18, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.*

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,334,113.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,334,113.

*Roche Holding Ltd may be deemed to have beneficial ownership of the 2,334,113 shares directly beneficially owned by Roche Finance Ltd, its wholly-owned subsidiary.

CUSIP No. 92243G108	SCHEDULE 13G/A	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Roche Finance Ltd is a wholly-owned subsidiary of Roche Holding Ltd.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 92243G108	SCHEDULE 13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2022

ROCHE FINANCE LTD

By:	/s/ Carole Nuechterlein
Carole Nuechterlein, Authorized Signatory

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
Beat Kraehenmann, Authorized Signatory

By:	/s/ Claudia Boeckstiegel
Claudia Boeckstiegel, Authorized Signatory